Filed Pursuant to Rule 433

Registration No. 333-156724

FINAL TERM SHEET

Dated September 14, 2009

WAL-MART STORES, INC.

€1,000,000,000 4.875% Notes Due 2029

Name of Issuer:	Wal-Mart Stores, Inc.

Title of Securities:	4.875% Notes Due 2029

Aggregate Principal Amount:	€1,000,000,000

Issue Price (Price to Public):	99.074% of principal amount

Maturity:	September 21, 2029

Coupon (Interest Rate):	4.875%

Benchmark:	4.75% Deutsche Bundesrepublik (DBR) due July 4, 2028

Benchmark Yield:	4.025%

Spread to Benchmark:	92.4bps

Yield to Maturity:	4.949%

Interest Payment Date:	September 21 of each year, commencing on September 21, 2010

Interest Payment Record Date:	September 15 of each year

Redemption Provisions:	No mandatory redemption provisions

Wal-Mart may, at its option, redeem the Notes upon the occurrence of certain events relating to U.S. taxation

Sinking Fund Provisions:	None

Legal Format:	SEC registered/Regulation S

Net Proceeds to Wal-Mart (after

    underwriting discounts and

    commissions and before listing and

offering expenses):	€984,490,000

Settlement Date:	T + 5; September 21, 2009

Joint Book-Running Managers:	Barclays Bank PLC
Deutsche Bank AG, London Branch
The Royal Bank of Scotland plc
Credit Suisse Securities (Europe) Limited
J.P. Morgan Securities Ltd.
Morgan Stanley & Co. International plc

Co-Managers:	Banca IMI S.p.A.
Banco Santander, S.A.
BBVA Securities Inc.
BNP PARIBAS
BNY Mellon Services Ltd.
Citigroup Global Markets Limited
Goldman Sachs International
HSBC Bank plc
Merrill Lynch International
Mizuho International plc
Mitsubishi UFJ Securities International plc
Scotia Capital Inc.
Standard Chartered Bank
The Toronto-Dominion Bank
UBS Limited
Wells Fargo Securities International Limited

Selling Restrictions:	European Economic Area, United Kingdom, Hong Kong, Japan, Singapore, Ireland

ISIN:	XS0453133950

Common Code:	045313395

Listing:	Irish Stock Exchange (application pending)

Ratings: Ratings for Wal-Mart’s long-term debt securities: S&P, AA; Moody’s, Aa2; Fitch, AA; and DBRS, AA. Wal-Mart has applied for specific ratings for the Notes and expects that the ratings for the Notes will be the same as for Wal-Mart’s other long-term debt securities.

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time. Each securities rating should be evaluated independent of each other securities rating.

The offer and sale in the United States, or for the account or benefit of U.S. persons (as defined in Regulation S), of the Notes to which this final term sheet relates have been registered by Wal-Mart Stores, Inc. by means of a registration statement on Form S-3 (SEC File No. 333-156724).

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering in the United States or to U.S. persons to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering in the United States or to U.S. persons. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling toll-free at 1-888-603-5847.

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